SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

———————

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (date of earliest event reported): July 10, 2001

CLEVELAND-CLIFFS INC

(Exact name of registrant as specified in its charter)

OHIO	1-8944	34-1464672
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1100 Superior Avenue, Cleveland, Ohio	44114
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (216-694-5700)

(Former name or former address, if changed since last report)

ITEM 9. Regulation FD Disclosure.

Cleveland-Cliffs Inc published a News Release on July 10, 2001 as follows:

GUNNING ELECTED TO CLIFFS BOARD

CLEVELAND, OH — July 10, 2001 — Cleveland-Cliffs Inc (NYSE: CLF) announced today that David H. Gunning has been elected a Director of the Company. He recently joined Cleveland-Cliffs as Vice Chairman with principal responsibilities of executing the Company's strategic initiatives. The addition of David Gunning increases the size of the Board to ten directors.

Prior to his election as Vice Chairman of Cleveland-Cliffs, Mr. Gunning was a consultant and private investor. Before that he was President and Chief Executive Officer of Capitol American Financial Corporation, which was sold to Conseco in 1997. For more than 25 years before that he was with the law firm of Jones, Day, Reavis & Pogue, where he was the partner in charge of the firm's world-wide corporate practice.

He is a director of Lincoln Electric Holdings, Roulston & Co., Development Alternatives, Inc., and Southwest Gas Corporation. He is a trustee of The Music Arts Association, Chicago Theological Seminary, the Playhouse Square Foundation, and the College of Wooster. Mr. Gunning and John S. Brinzo, Chairman and CEO of the Company are the only management directors.

Cleveland-Cliffs is the largest supplier of iron ore products to the North American steel industry and is developing a significant ferrous metallics business. Subsidiaries of the Company manage and hold equity interests in iron ore mines in Michigan, Minnesota and Eastern Canada. Cliffs has a major iron ore reserve position in the United States and is a substantial iron ore merchant. References in this news release to "Cliffs" and the "Company" include subsidiaries and affiliates as appropriate to the context.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


CLEVELAND-CLIFFS INC

By: /s/ C. B. Bezik

Name: C. B. Bezik
Title: Senior Vice President –Finance


Dated: July 11, 2001